Proxy	Exhibit 99.1

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF
EUROZINC MINING CORPORATION (the “Company”)

TO BE HELD AT the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia  V6C 2T4

ON THURSDAY, MAY 12, 2005 AT 2:00 P.M. (the “Meeting”)

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Colin K. Benner, the Vice Chairman, Chief Executive Officer and a director of the Company, or failing this person, Ron Ewing, the Executive Vice President, Corporate Affairs of the Company, or in the place of both of the foregoing, ___________________________________________, as proxyholder for and on behalf of the Registered Shareholder, with full power of substitution, to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting , and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular).

For

Against

1    To determine the number of directors at TEN (10)

2.     To elect as Director, COLIN K. BENNER

3.    To elect as Director, ALVIN W. JACKSON

4.    To elect as Director, JOHN A. GREIG

5.    To elect as Director, DAVID MULLEN

6.    To elect as Director, RYAN T. BENNETT

7.    To elect as Director, J. EDWARD (TED) FLETCHER

8.    To elect as Director, RONALD SIMKUS

9.    To elect as Director, JOHN SHANAHAN

10.  To elect as Director, GRAHAM MASCALL

11.  To elect as Director, CHRISTIAN BUÉ

12.  To appoint Pricewaterhouse Coopers LLP, Chartered Accountants, as auditors of the Company.

13   To authorize the directors to fix the auditors' remuneration.

14   Pursuant to the enactment of the new Business Corporations Act and the repeal of the Company Act, to approve by special resolution, the removal of the Pre-existing Company Provisions, all as more particularly set out in the

       Company’s information circular dated  April 11, 2005.

15.  Pursuant to the enactment of the new Business Corporations Act and the repeal of the Company Act, to approve,

        by ordinary resolution,the alteration of the Company’s authorized share capital from 1,000,000,000 common shares to an unlimited number of common shares, all as more particularly set out in the Company’s information circular dated

       April 11, 2005.

16

Pursuant to the enactment of the new Business Corporations Act and the repeal of the Company Act, to approve, by special resolution, the replacement of the Company’s Existing Articles with the New Articles, all as more particularly set out in the

        Company’s information circular dated April 11, 2005.

Except to the extent otherwise noted, the undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at the Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares

Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

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INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is, or both choices are, specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is or both choices are specified, the proxyholder will  vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in his sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior proxy.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept.  100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524

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